DanDrit Biotech USA, Inc.
P.O. Box 189
Randolph, VT 05060

August 8, 2014

VIA EDGAR

Jeffrey P. Riedler, Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	DanDrit Biotech USA, Inc.
Registration Statement on Form S-1 (File No. 333-193965)
Acceleration Request

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended DanDrit Biotech USA, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to declare the above-referenced Registration Statement on Form S-l (File No. 333-193965) on August 12, 2014 at 4:02 P.M. Eastern Time, or as soon thereafter as practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Richardson & Patel LLP, by calling Melanie Figueroa at (212) 931-8713.  The Company hereby authorizes Ms. Figueroa to orally modify or withdraw this request for acceleration.

In connection with this acceleration request, the Company hereby acknowledges that:

•
should the Commission or the staff of the Commission, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Registrant may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

DanDrit Biotech USA, Inc.

By:	/s/ Eric Leire
Eric Leire Chief Executive Officer

cc:	Joseph Walsh, Troutman Sanders LLP